SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 11, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1.	Summary of a resolutions adopted by the Special Shareholders’ Meeting held on June 10, 2013

RESOLUTIONS ADOPTED BY THE SPECIAL SHAREHOLDERS’ MEETING HELD ON 06/10/2013

ITEM # 1: The shareholders present at the Meeting resolved, with 582,185,951 affirmative votes, 12,370 abstentions and 39,690 votes against this motion, to appoint Dr. Hugo Nicolás Luis Bruzone, acting in the name of the shareholder Mr. Jorge Horacio Brito, Mr. Osvaldo Jorge Píbida, acting in the name of The Bank of New York Mellon and Messrs. Diego Lombardo Martus and Ariel Luis Fernández Lang, acting in the name of ANSES FGS, to sign the minutes of this meeting.

ITEM # 2: For a majority of 581,975,341 votes for, 56,910 abstentions and 205,760 votes against this motion, the Shareholders’ Meeting resolved to approve the Preliminary Merger Agreement and the general consolidated special balance sheet of merger in the form prepared, confirming the approval of the merger of Banco Privado de Inversiones S.A. into Banco Macro S.A.; incorporating the first one into the second one, with retroactive effect as of January 1st 2013.

The shareholders expressly state that as the authorizations of the Central Bank of the Republic of Argentina and the Argentine Securities Exchange Commission are still pending, all the resolutions adopted by this Special Shareholders’ Meeting shall be subject to such authorizations.

ITEM # 3: For a majority of 582,004,091 votes for, 42,680 abstentions and 191,240 votes against this motion, the Shareholders’ Meeting resolved to approve the exchange ratio as agreed under the Preliminary Merger Agreement, i.e., 0.106195 common shares of Banco Macro S.A. per each common share of Banco Privado de Inversiones S.A. Therefore, minority shareholders of Banco Privado de Inversiones S.A. shall be entitled to receive 0.106195 common shares of Banco Macro S.A. per each common share they hold in the capital stock of Banco Privado de Inversiones S.A.

As to fractional shares, the same shall be paid in cash at the equity value reported in the balance sheet for the year ended 31 December 2012.

ITEM # 4: For a majority of 581,889,561 votes for, 88,250 abstentions and 260,200 votes against this motion, the Shareholders’ Meeting resolved to increase the corporate capital of AR$ 594,485,168.- to AR$ 594,563,028.- and to issue 77,860 Class B common book-entry shares of par value AR$ 1 each and entitled to one vote per share and to dividends as from the fiscal year beginning 1 January 2013, which shall be incorporated into the public offering and stock exchange listing regime in the Buenos Aires Stock Exchange and shall be delivered in exchange to the minority shareholders of the absorbed company in lieu of their holding of 733,180 common shares of par value AR$ 1 each.

The shareholders present at this meeting delegate to the Board of Directors broad powers to perform through the person or persons that the Board may expressly authorize, any act, presentation or proceeding related to the application to enter into the public offering regime or to list in the stock exchange the shares issued as a result of the capital increase herein approved, before the relevant entities; the shareholders further delegate to the Board broad powers for the implementation of all aspects regarding the exchange of the shares of Banco Privado de Inversiones S.A. for shares of Banco Macro S.A., pursuant to the exchange rate approved by this Shareholders’ Meeting.

ITEM # 5: For a majority of 581,898,591 votes for, 81,960 abstentions and 257,460 votes against this motion, the Shareholders’ Meeting resolved the following: (i) to grant the Board broad powers to carry out any changes, eliminations or additions that may be necessary or convenient or that may come from the controlling entities or authorities, in connection with the matters approved herein above; (ii) to authorize the Chairman, Mr. Jorge Horacio Brito, and the Director, Mr. Jorge Pablo Brito, so that any one of them acting individually, may execute and deliver, in the name of Banco Macro S.A., the Final Merger Agreement; (iii) to authorize the attorneys Luis Carlos Cerolini, Carolina Paola Leonhart, Ana Cristina Rodríguez, Alejandro Senillosa, Gabriela Eliana Blanco, Hugo Nicolás Luis Bruzone, José María Bazán, María Lucila Winschel, Maximiliano González, Alejandra Liliana Castro and María Magdalena Gómez, so that acting jointly, severally or individually, they may carry out all necessary acts to obtain the approval and registration of the merger, before the Comisión Nacional de Valores (Argentine Securities Exchange Commission), Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Banco Central de la República Argentina (Argentine Central Bank), Administración Federal de Ingresos Públicos-Dirección General Impositiva (Argentine Tax Authority), Inspección General de Justicia – Registro Público de Comercio (Superintendency of Corporations-Public Registry of Commerce of the City of Buenos Aires) or before any other applicable entity or authority, with powers to accept or appeal any potential objections, and execute the necessary public or private instruments, including the execution of official notices (“edictos”) and withdraw documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 11, 2013

MACRO BANK INC.

By:	/s/ Luis Carlos Cerolini
Name: Title:	Luis Carlos Cerolini Director